UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, INC.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                               Cummings & Lockwood
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 659-1250
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                                               Page 1 of 7 pages

--------------------------------------------------------------------------------
CUSIP NO.  629484 10 6                                         Page 2 of 7 Pages

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson Revocable Trust dated 12/23/97

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                    (a)  [_]
                    (b)  [_]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)   [_]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Florida

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   1,814,611
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   1,814,611
         PERSON
          WITH               10    SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,814,611

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)    [_]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             18.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  629484 10 6                                         Page 3 of 7 Pages

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)    [_]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   1,818,117
       NUMBER OF
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   1,818,117
         PERSON
          WITH               10    SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,818,117

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)     [_]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             18.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------

                                                               Page 4 of 7 Pages


                                  INTRODUCTION

         This Schedule is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/23/97 (the "FIT Trust") to the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary of the FIT Trust and is both the sole Trustee and a beneficiary of the Revocable Trust.



ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule is being filed by the Revocable Trust and by Tollefson in her capacity as a direct owner of shares of Common Stock and as both the sole Trustee and a beneficiary of the Revocable Trust. The principal business address for the Revocable Trust is c/o Cummings & Lockwood, 140 Royal Palm Way, Suite 205, Palm Beach, Florida 33480. Tollefson is retired and her residence is located at 18665 S.E. Village Circle, Tequesta, Florida 33469.

         During the last five years, neither the Revocable Trust nor Tollefson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transactions which require the filing of this Schedule were transfers which were effected without consideration. On June 16, 1998 and June 19, 1998, the FIT Trust effected transfers of an aggregate of 1,814,611 shares of Common Stock to the Revocable Trust.

                                                               Page 5 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transfers of 1,814,611 shares of Common Stock from the FIT Trust to the Revocable Trust was to implement certain aspects of Tollefson's estate and tax planning.

         Neither the Revocable Trust nor Tollefson currently has any plan or proposal which would result in any of the consequences listed in paragraphs (a)
- (j) of Item 4 of Schedule 13D. If any such plan or proposal were decided upon by the Revocable Trust or Tollefson, an appropriate amendment to this Schedule 13D would be prepared and filed promptly.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each of the Revocable Trust and Tollefson as of the date hereof:


                            Number of Shares       Number of Shares
                            Beneficially Owned     Beneficially Owned       Aggregate Number           Percentage of
                            With Sole Voting and   With Shared Voting and   of Shares                     Shares
Name                        Dispositive Power      Dispositive Power        Beneficially Owned      Beneficially Owned
----------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson
Revocable Trust dated
12/23/97                        1,814,611                  0                    1,814,611                  18.8%

Louise B. Tollefson             1,818,117                  0                    1,818,117                  18.8%

             (c) On June 16, 1998, 1,788,806 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust. On June 19, 1998, 25,805 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust. No consideration was given for these transfers.

             (d) None.

             (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number           Description
------           -----------

  1 Agreement, dated as of June 30, 1998, between the Revocable Trust and Tollefson relating to the filing of a joint Schedule 13D.

                                                               Page 6 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1998
                                            LOUISE B. TOLLEFSON REVOCABLE TRUST
                                            DATED 12/23/97


                                            By: /s/ Louise B. Tollefson
                                               ---------------------------------
                                               Louise B. Tollefson
                                               Trustee


                                                /s/ Louise B. Tollefson
                                               ---------------------------------
                                               Louise B. Tollefson

                                                               Page 7 of 7 Pages


                                  EXHIBIT INDEX
                                  -------------


Exhibit
Number           Description
------           -----------

  1 Agreement, dated as of June 30, 1998, between the Revocable Trust and Tollefson relating to the filing of a joint Schedule 13D.